UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copy to:
 Richard A. Pollack
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        The following press release was issued by Aventis (the "Company" or "Aventis") on February 17, 2004.

        Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov.